  EXHIBIT 99.1

Electrovaya to Participate in the iAccess Alpha Tax Loss Recovery Summit 2024 - Buyside Best Ideas Virtual Conference on January 9th and 10th, 2024

TORONTO, ON / ACCESSWIRE / January 5, 2024 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, today announced that management is participating in the iAccess Alpha Tax Loss Recovery Summit Virtual Conference on January 9th and 10th, 2024. Dr. Raj DasGupta, Electrovya's CEO, will deliver a company presentation at 10:30 a.m. Eastern time on Tuesday, January 9th and host one-on-one meetings the following day, Wednesday, January 10th.

iAccess Alpha hosts virtual investor conferences, where presenting companies are recommended by a network of investors known for generating alpha. The conference format spans two days, with company webcast presentations on day one, followed by one-on-one meetings with company management teams on day two. To learn more about the iAccess Alpha Tax Loss Recovery Summit - Buyside Best Ideas Virtual Conference or to register and schedule a one-on-one meeting with Electrovaya, please visit the conference website https://www.iaccessalpha.com/home

A webcast of the presentation will be available at: https://www.webcaster4.com/Webcast/Page/3008/49647

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

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About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

SOURCE: Electrovaya, Inc.

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